JustHuynh Inc. Statement of Shareholders' Equity Period from Inception (October 14, 2016) through December 31, 2016 (unaudited)					
	Common Stock		Additional Paid in Capital	Accumulated Defecit	Total Stockholders' Equity
	Shares	Amount			
Balance - October 14, 2016	-	-	-	-	-
Founders shares issued for services	8,000,000	$ 80.00	$ -	$ -	$ 80.00
Net Loss				$ (3,648.00)	$ (3,648.00)
Balance - December 31, 2016	8,000,000	$ 80.00	$ -	$ (3,648.00)	$ (3,568.00)